QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

        Subsidiaries of Chase Corporation as of August 31, 2009 are as follows:

Name	Jurisdiction of Incorporation
RWA, Inc.	Massachusetts
Chase Facile, Inc.	Massachusetts
Capital Services of New York, Inc.	New York
Chase & Sons Limited	United Kingdom
HumiSeal Europe SARL	France
HumiSeal Europe Limited	United Kingdom
Chase Protective Coatings Limited	United Kingdom

QuickLinks

  Exhibit 21